Exhibit 99.1
LINKTONE ANNOUNCES RESULTS OF ANNNUAL MEETING OF STOCKHOLDERS
BEIJING, China, December 21, 2010 — Linktone Ltd. (NASDAQ: LTON), a leading provider of interactive media and entertainment products and services to consumers in China, today announced the results of its Annual General Meeting of Stockholders (the “Annual General Meeting”) held December 21, 2010, in Beijing, China.
At the Annual General Meeting, stockholders re-elected Hary Tanoesoedibjo and Peck Joo Tan to serve as Class III directors until the 2013 Annual General Meeting or until such directors’ successors are elected and duly qualified. Linktone’s shareholders also ratified the appointment of Ernst & Young Hua Ming as the Company’s independent registered public accountants for the fiscal year ending December 31, 2010.
Additional information about Linktone’s corporate governance is available on the company website www.linktone.com/en or in its filings with the Securities and Exchange Commission at www.sec.gov.
ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China and Southeast Asian. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment, communications and edutainment. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China and Indonesia. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
Investor Relations
Kristen McNally
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: Kristen@thepiacentegroup.com